Exhibit 4.1

EUROPEAN TERM B JOINDER AGREEMENT

EUROPEAN TERM B JOINDER AGREEMENT, dated as of June 7, 2013 (this “Agreement”), by and among BANK OF AMERICA, N.A., as the European Term B Lender (the “European Term B Lender”), CIH INTERNATIONAL S.À R.L., a Luxembourg limited liability company (société à responsabilité limitée), having its registered office at 5, rue Guillaume Kroll, L-1882 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Register of Commerce and Companies under number B 176.850 and having a share capital of USD 25,050.- (the “European Borrower”) and BANK OF AMERICA, N.A., as Administrative Agent (the “Administrative Agent”).

RECITALS:

WHEREAS, reference is hereby made to the Second Amended and Restated Credit Agreement, dated as of May 2, 2013 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among the European Borrower, Constellation Brands, Inc. (the “Company” and, together with the European Borrower, the “Borrowers”), certain other parties thereto, the Lenders and the Administrative Agent (capitalized terms used but not defined herein having the meaning provided in the Credit Agreement);

WHEREAS, subject to the terms and conditions of the Credit Agreement, any European Term B Lender shall become a Lender under the Credit Agreement pursuant to a European Term B Joinder Agreement;

NOW, THEREFORE, in consideration of the premises and agreements, provisions and covenants herein contained, the parties hereto agree as follows:

The European Term B Lender hereby agrees to provide a European Term B Loan Commitment in the principal amount set forth on the signature page hereto. The European Term B Loan Commitment provided pursuant to this Agreement shall be subject to all of the terms in the Credit Agreement and to the conditions set forth in the Credit Agreement, and shall be entitled to all the benefits afforded by the Credit Agreement and the other Loan Documents, and shall, without limiting the foregoing, benefit equally and ratably from the Guarantees and security interests created by the Collateral Documents.

It is understood and agreed that for purposes of the European Term B Loans, the “Applicable Rate” for the European Term B Loans means (i) 2.00% in the case of Eurodollar European Term B Loans and (ii) 1.00% in the case of Base Rate European Term B Loans; provided that the Applicable Rate with respect to the European Term B Loans shall be subject to adjustment following each date of delivery of financial statements of the Company pursuant to Section 5.01(a) or (b) of the Credit Agreement (“Financials”), commencing with the second full fiscal quarter after the Restatement Effective Date, based on the Consolidated Leverage Ratio, as follows:

Level	Consolidated Leverage Ratio	Eurodollar European Term B Loans	Base Rate European Term B Loans
1	> 4.25:1	2.00%	1.00%
2	< 4.25:1	1.75%	0.75%

Any increase or decrease in the Applicable Rate for the European Term B Loans resulting from a change in the Consolidated Leverage Ratio shall become effective as of the first Business Day immediately following the date of delivery of the most recent Financials; provided that at the option of the Required Lenders, Level 1 pricing shall apply (i) as of the first Business Day after the date on which such Financials were required to have been delivered but have not been delivered pursuant to Section 5.01(a) or (b) of the Credit Agreement and shall continue to so apply to and including the date on which such Financials are so delivered (and thereafter the Level otherwise determined in accordance with this definition shall apply) and (ii) as of the first Business Day after an Event of Default under Article VII of the Credit Agreement shall have occurred and be continuing and the Administrative Agent has notified the Company that Level I pricing applies, and shall continue to so apply to but excluding the date on which such Event of Default shall cease to be continuing (and thereafter the Level otherwise determined in accordance with this definition shall apply). In addition, in no event shall the LIBO Rate for the European Term B Loans at any time be less than 0.75% per annum.

In the event that any Financials previously delivered were incorrect or inaccurate (regardless of whether the Credit Agreement or the Commitments are in effect when such inaccuracy is discovered), and such inaccuracy, if corrected, would have led to the application of a higher Applicable Rate for the European Term B Loans for any period (an “Applicable Period”) than the Applicable Rate applied for such Applicable Period, then (i) the Company shall as soon as practicable deliver to the Administrative Agent the correct Financials for such Applicable Period, (ii) the Applicable Rate shall be determined as if the Level for such higher Applicable Rate were applicable for such Applicable Period, and (iii) the European Borrower shall within 3 Business Days of demand thereof by the Administrative Agent pay to the Administrative Agent the accrued additional interest owing as a result of such increased Applicable Rate for the European Term B Loans for such Applicable Period, which payment shall be promptly applied by the Administrative Agent in accordance with this Agreement. This paragraph shall not limit the rights of the Administrative Agent and Lenders with respect to any Event of Default.

Upon (i) the execution of a counterpart of this Agreement by the European Term B Lender, the Administrative Agent and the European Borrower and (ii) the delivery to the Administrative Agent of a fully executed counterpart (including by way of telecopy or other electronic transmission) hereof, the European Term B Lender shall become a Lender under the Credit Agreement and shall have the respective European Term B Loan Commitment set forth on its signature page hereto, effective as of the Restatement Effective Date.

This Agreement may not be amended, modified or waived except by an instrument or instruments in writing signed and delivered on behalf of each of the parties hereto.

This Agreement, the Credit Agreement and the other Loan Documents constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all other prior agreements and understandings, both written and verbal, among the parties or any of them with respect to the subject matter hereof.

THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as would be enforceable.

This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

[The remainder of this page left intentionally blank.]

IN WITNESS WHEREOF, each of the undersigned has caused its duly authorized officer to execute and deliver this European Term B Joinder Agreement as of the date first written above.

BANK OF AMERICA, N.A., as European Term B Lender

By:	/s/ Matt Holbrook
Name:	Matt Holbrook
Title:	Director

European Term B Loan Commitments:

$1,000,000,000

[Constellation-European Term B Loan Joinder Agreement]

CIH INTERNATIONAL S.ÀR.L.

By:	/s/ Erik Adam
Name:	Erik Adam
Title:	Manager A

[Signature page to Constellation European Term B Joinder Agreement]

Accepted: BANK OF AMERICA, N.A., as Administrative Agent

By:	/s/ Colleen O’Brien
Name:	Colleen O’Brien
Title:	Sr Vice President

[Constellation-European Term B Loan Joinder Agreement]